

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2006

Mr. Chris Tong
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, TX 77067

> **Re:** **Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 3, 2006**
> **File No. 001-07964**

Dear Mr. Tong:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Controls and Procedures, page 124

Changes in Internal Control over Financial Reporting, page 124

1.   We note that your management assessed the effectiveness of your internal
        controls over financial reporting as of December 31, 2005. However, it appears
        that you have not disclosed whether there were any changes in your internal
        controls over financial reporting identified, in connection with such assessment,
        which occurred during your last fiscal quarter, that have materially affected, or
        are reasonably likely to materially affect, internal control over financial reporting.
        Accordingly, please amend your filing to comply with Item 308(c) of Regulation
        S-K.

Engineering Comments

General

www.nobleenergyinc.com

2.   We note your website statement: "The Alba field, where Noble Energy has a 34
        percent interest, is located offshore and is estimated to contain more than one
        billion Boe of gross proven and probable reserves." Please add an explanation of
        the underlined terms.

Properties, page 15

Proved Reserves, page 15

3.   We note your disclosure explaining that you "…retained Netherland, Sewell &
        Associates, Inc. ("NSAI"), independent third-party reserve engineers, to perform a
        reserve audit of proved reserves." With a view toward possible disclosure, please
        furnish to us:

        (a)   A description of the audit and review procedures performed by your
                internal and external engineers in the last three years;

        (b)   A description of the nature and extent of your relationship with NSAI
                including all financial and business interests and transactions, contingent
                fee arrangements, and non-audit services provided during any of the
                periods covered by the reserve information or subsequently;

(c)   A description of the extent to which NSAI verified the accuracy and completeness of property ownership interests, historical oil and gas production figures, historical costs of operation and development, product prices, and agreements relating to current and future operations and sales of production for the properties whose reserves were audited;

(d)   A spread sheet comparison between your estimates and those of NSAI for 2005; address how differences between your reserve estimates and those of your external engineers were resolved; and

(e)   The audit reports that NSAI issued to you for each of the last three years.

Crude Oil and Natural Gas Properties, page 16

4.   Here you state, "Three of the formations, the Codell, Niobrara and J-Sand, are considered "blanket" zones in the area of the Company's holdings…." Please amend this disclosure to clarify that while these zones may be present, any particular property's productivity depends on the reservoir properties peculiar to its location and that such productivity may be uneconomic.

Supplemental Oil and Gas Information (Unaudited), page 100

Proved Gas Reserves, page 101

5.   We note the 400 BCF increase in your 2004 Equatorial Guinea proved gas reserves. Paragraph 11 of FAS 69 requires "appropriate explanation of significant changes" in disclosed proved reserve volumes. Please disclose the details of this increase.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact me at (202) 551-3686, with any other questions.

Sincerely,

Karl Hiller
Branch Chief